NEWS RELEASE

 FOR IMMEDIATE RELEASE

PETROGEN SPUDS TILLER RANCH #1 WELL
- Plans for 6 Well Drilling Program Commence on Newly Acquired Texas Gulf Coast Property

Houston, TX - October 31st, 2005 - Petrogen Corp. (OTC Bulletin Board: PTGC), announced today that on October 29th, 2005, the Tiller Ranch # 1 well (the "TR#1") was spudded, the first well in a drilling program which marks the beginning of Petrogen's Texas Gulf Coast operations winter drilling season initiative.

The Company's Tiller Ranch Field lease (the "Lease") is located within Tom Graham Field, Jim Wells County, Texas, which has produced over thirteen billion cubic feet of natural gas (13 Bcfg) from twenty-five distinct sands as well as six million eight hundred thousand barrels of oil (6.8 Mmbo) from six sands. Extensive subsurface control, provided by approximately twenty-five wells located on or adjacent to the Lease, indicate that potentially up to 18 Bcfe of natural gas reserves could be recovered through the development of up to six new wells, which the Company plans to complete during Q4-2005 through to Q2-2006.

On October 13th, 2005 the Company's field crew staked the location for the TR#1 and commenced location preparations as well as installation of the various support infrastructure necessary for the drilling program. On October 27th, 2005, Nopolitas Drilling, LP's drilling rig was mobilized to location and the TR#1 was spud shortly thereafter. The Company anticipates that the TR#1 will take 10 days to drill to a depth of approximately 6,000 feet, targeting the upper Vicksburg and Frio gas-bearing formations. Subsequently, an extensive testing and completion program is expected to be implemented. Five additional locations on the Lease have been mapped to follow the potential successful drilling and evaluation of the TR#1.

Petrogen's Chairman and CEO, Sacha H. Spindler stated, "We're very pleased to start developments at Tiller Ranch. The property provides for an excellent potential follow-on natural gas discovery opportunity and development platform to our other recent successes in the Texas Gulf Coast, which could significantly extend our current operations."

The Lease consists of potential natural gas exploitation opportunities trapped along a north-south striking, underdeveloped, low relief anticline. Eight previously producing wells were drilled and produced on the Lease during the 1940's and 1950's when local natural gas prices were in the $0.02 - $0.10 per Mcf range, resulting in limited exploitation of the natural gas reserves on the Lease due to the sub-economic take away prices. However, wells in the area have average production histories of approximately eight to ten years with cumulative production of approximately 3.0 Bcfg per well, which could provide for substantial increases in Petrogen's natural gas reserves and daily production.

Extensive natural gas gathering infrastructure exists within the area providing for immediate transportation and sales of any potential upcoming natural gas production anticipated from the drilling program. Current gas prices for potential production from the Tiller Ranch area are in the $11.00 - $11.50 per Mcf range and will be sold into the Enterprise Products Partners natural gas pipeline system in South Texas.

Mr. Spindler further stated, "Tiller Ranch is another example of the caliber of opportunities Petrogen strives to develop in the Texas Gulf Coast. It possesses significant geologic data and well control along proven hydrocarbon-producing trends that enables the Company to greatly reduce its geologic risk while increasing its degree of confidence that the 18 billion cubic feet of indicated potential reserves could be readily exploited through our current drilling initiatives."

About The Texas Gulf Coast

Texas and the Texas Gulf Coast represent one of the premier natural gas exploration and development regions in the world, accounting for 32% of all natural gas production and 27% of proved natural gas reserves in the United States. Over the past few years, several large discoveries by Shell, BP and Chevron Texaco have contributed to the growing prominence of the Gulf Coast region as a hotbed for the expansion of domestic natural gas developments.

About Petrogen

Petrogen Corp. is a Houston, Texas based upstream energy company specializing in the development of natural gas properties in the Texas Gulf Coast region with known hydrocarbon reserves. For further information, please visit the Company's website at www.petrogencorp.com.